UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2018

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2018

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our Offering Circular dated February 23, 2018 as filed with the Securities and Exchange Commission on February 27, 2018 (the “Offering Circular”). These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The following table sets forth the beginning and ending balance of allowance for loan losses, the provision for loan losses taken during that period, and the amount of loan charge-offs taken during that period:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Unpaid principal balance, end of period	$68,254,153	$69,970,319	$68,410,996
Allowance for loan losses, beginning balance	890,272	1,150,469	1,150,469
Provision for loan losses, during period	10,000	56,753	56,753
Charge-offs, during period	—	(103,824)	(316,950)
Allowance for loan losses, ending balance	900,272	1,103,397	890,272
Percent of unpaid principal balance, end of period	1.3%	1.6%	1.3%

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As of June 30, 2018, the Company’s allowance for loan losses balance was $900,272, or 1.3%, of the unpaid principal balance (“UPB”) of Portfolio Loans. During the preceding six months, the Company recognized provisions for loan losses of $10,000 and no loan charge-offs.

By comparison, as of June 30, 2017 the Company’s allowance for loan losses balance was $1,103,397, or 1.6%, of the UPB of Portfolio Loans. During the preceding six months, the Company recognized provisions for loan losses of $56,753 and $103,824 in loan charge-offs.

As of December 31, 2017, the Company’s allowance for loan losses balance was $890,272, or 1.3%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $56,753 and $316,950 in loan charge-offs.

Based on the low amount of historical charge-offs, and the Company’s expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. See “Comparison of Financial Condition at June 30, 2018 and 2017, and December 31, 2017” on Page 8 for additional disclosures.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses. See “Comparison of Financial Condition at June 30, 2018 and 2017, and December 31, 2017” on Page 8 for additional disclosures.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See “Comparison of Financial Condition at June 30, 2018 and 2017, and December 31, 2017” on Page 8 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

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The following table sets forth the deferred loan origination fee balances and associated accretion into income for the time periods indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Deferred loan origination fees, end of period	$590,564	$488,796	$430,040
Accreted to income, during period	889,221	763,014	1,530,373

As of June 30, 2018, deferred loan origination fees were $590,564, and the Company accreted into income $889,221 of deferred loan origination fees during the six months ended June 30, 2018.

By comparison, as of June 30, 2017 deferred loan origination fees were $488,796, and the Company accreted into income $763,014 of deferred loan origination fees during the six months ended June 30, 2017.

As of December 31, 2017, deferred loan origination fees were $430,040, and the Company accreted into income $1,530,373 of deferred loan origination fees during the year ended December 31, 2017.

The higher amount of income accretion during the six months ended June 30, 2018 compared to the same period in 2017 reflected a higher percentage of Portfolio Loans that carried high loan origination fees and low interest rates. The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements. The Company has evaluated its current tax positions and has concluded that as of June 30, 2018, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017

Net Income. Net income was $1,478,486 for the six months ended June 30, 2018, compared to $1,412,332 for the six months ended June 30, 2017, an increase of $66,154 or 4.7%. The modest increase in net income was primarily attributable to a $98,399 short term capital gain on the disposition of an REO asset during the six months ended June 30, 2018. Excluding short term capital gains from both periods would have resulted in no change in net income year over year.

Net interest margin for the six months ended June 30, 2018 and 2017 was 9.141% and 9.715%, respectively. Similarly, the net interest rate spread for the six months ended June 30, 2018 and 2017 was 7.634% and 7.807%, respectively.

While these key performance metrics were down modestly year over year, they remain relatively high when compared to mortgage industry averages. In addition, the Company has implemented three initiatives that we believe will help to lower the Company’s cost of capital and improve its net interest margin and net interest rate spread: (1) The refinance of Junior Notes from an interest rate of 10% to 8%, which began in April 2017 and was completed in September 2017; (2) A reduction in the interest rate paid on Bank Borrowings from one month LIBOR plus 4.5% to one month LIBOR plus 4%, which was completed on January 1, 2018, and; (3) the issuance of Senior Notes which began on March 1, 2018.

Interest Income. Total interest income decreased $730,665, or 13.2%, to $4,814,813 for the six months ended June 30, 2018 compared to $5,545,478 for the six months ended June 30, 2017. The decrease in interest income was primarily the result of a 134 basis point decline in average yield earned on interest-earning assets, and a 4.5% decrease in average interest-earning assets.

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The average daily balance of cash during the six months ended June 2018 and 2017 was $656,331 and $612,515, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $390,906, or 17.9%, to $1,794,164 for the six months ended June 30, 2018 from $2,185,070 for the six months ended June 30, 2017.

Interest expense paid on Junior Notes decreased $572,127, or 33.5%, to $1,137,886 for the six months ended June 30, 2018 compared to $1,710,013 for the six months ended June 30, 2017. This decrease was driven by an 19.6% decrease in the average balance of Junior Notes outstanding to $28.7 million from $35.7 million, and a 158 basis point decrease in the yield paid on those Junior Notes from 9.580% to 7.995%. This decline in yield paid reflects the initial cost savings from Junior Note refinancing from 10% to 8%, which began in April 2017 and was completed in September 2017.

Interest expense paid on Senior Notes was $63,994 for the six months ended June 30, 2018 compared to no interest expense for the six months ended June 30, 2017. The Company began issuing Senior Notes on March 1, 2018.

Interest expense on Bank Borrowings increased $117,277, or 24.7%, to $592,334 for the six months ended June 30, 2018 from $475,057 for the six months ended June 30, 2017. This increase was attributable to an 17.1% increase in average Bank Borrowings to $20.4 million from $17.4 million, and a 40 basis point increase in the yield paid on those Bank Borrowings, reflecting interest rate increases by the Federal Reserve.

Net Interest Income. Net interest income decreased $339,759, or 10.1%, to $3,020,649 for the six months ended June 30, 2018 from $3,360,408 for the six months ended June 30, 2017. The decrease resulted primarily from a $730,665 decrease in interest income more than offsetting a $390,906 decrease in interest expense. As explained above, our average interest-earning assets decreased to $66.1 million for the six months ended June 30, 2018 from $69.2 million for the six months ended June 30, 2017, and our net interest rate spread and net interest margin decreased to 7.634% and 9.141% for the six months ended June 30, 2018 from 7.807% and 9.715% for the six months ended June 30, 2017, respectively. The decrease in our interest rate spread and net interest margin during the first six months of 2018 compared to the same period in 2017 primarily reflected yields on interest-earning assets falling faster than yields on interest-bearing liabilities.

Non-Interest Income. Other income increased $38,935, or 12.1%, to $361,255 for the six months ended June 30, 2018 from $322,320 for the first six months of 2017. Other income included reversals in the provision for loan losses or charge offs related to loan losses, wholesale income from properties purchased by the Company and then resold to borrowers, and late payment fees and default interest collected on non-performing loans. We expect this income to vary between periods driven by the amount of charge offs taken, the number of wholesale projects available, and the number of non-performing loans and the collectability of default interest and late fees on those loans. The Company also recognized $98,399 in net short term capital gains related to the successful disposition of REO assets during the six months ended June 30, 2018 compared to a net gain of $8,829 on REO assets during the same period in 2017.

Non-Interest Expense. Non-interest expense decreased $278,041, or 12.2%, to $1,993,727 for the six months ended June 30, 2018 from $2,271,768 for the six months ended June 30, 2017. The largest decrease in noninterest expense was a $170,855, or 69.8%, decrease in REO holding costs to $73,824 from $244,679, reflecting the successful redevelopment of one 30 unit apartment building currently held as an REO asset. The largest increases in noninterest expense were a $44,268 increase in professional services related to the preparation of the Senior Note offering.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $10,000 for the six months ended June 30, 2018, compared to $56,753 during the six months ended June 30, 2017. The allowance for loan losses was $900,272, or 1.3% of total unpaid principal balance at June 30, 2018, compared to $1,103,397, or 1.6% of total unpaid principal balance at June 30, 2017. Total delinquent loans were $3,258,071, or 4.8%, of the total unpaid principal balance at June 30, 2018 compared to $5,066,197, or 7.2%, of the total unpaid principal balance at June 30, 2017. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2018 and June 30, 2017.

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It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial state and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured. See “Non-Performing Loans and REO Assets”, Page __, for additional details.

Income Taxes. Income tax expense for the six months ended June 30, 2018 and 2017 were $8,090 and $7,457, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. See “Critical Accounting Policies and Accounting Estimates” for additional disclosures regarding income taxation.

Comparison of Financial Condition at June 30, 2018 and 2017, and December 31, 2017

Total Assets. The following table sets forth the balance of total assets at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Cash	$661,814	$953,030	$684,316
Interest receivable	687,816	1,031,322	1,257,834
Net loans	66,763,317	68,378,126	67,090,684
Real estate owned	8,476,969	3,386,111	4,795,566
Total assets	$76,589,916	$73,748,589	$73,828,400

Total assets increased $2.8 million, or 3.7%, to $76.6 million at June 30, 2018 from $73.8 million at December 31, 2017, driven primarily by a $3.7 million, or 76.8%, increase in real estate owned assets.

Net Loans. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” Page 5, and “– Fair Value of Mortgage Loans Receivable” Page 5 for additional details.

The following table sets forth the net balance of Portfolio Loans at the dates indicated:

	As of or for the Six Months Ended June 30,		As of the Year Ended December 31,
	2018	2017	2017
Unpaid principal balance	$68,254,153	$69,970,319	$68,410,996
Deferred loan origination fees	(590,564)	(488,796)	(430,040)
Allowance for loan losses	(900,272)	(1,103,397)	(890,272)
Net loans	66,763,317	68,378,126	67,090,684
Total assets	$76,589,916	$73,748,589	$73,828,400
Percentage of total assets	87.2%	92.7%	90.9%

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Net loans decreased by $327,367, or 0.5%, to $66.8 million at June 30, 2018 from $67.1 million at December 31, 2017. The loan portfolio size remained relatively stable during the first six month of 2018, while the Company initiated a slow launch of its Senior Note offering.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from equity investors, Junior Notes and Senior Notes as well as the disposition of non-performing assets.

The following table sets forth the Company’s capitalization structure at the dates indicated:

	As of the Six Months Ended June 30,				As of the Year Ended December 31,
	2018		2017		2017
Equity	$20,117,645	26.3%	$19,739,856	26.8%	$20,205,127	27.4%
Junior Notes	27,783,080	36.4%	34,597,566	46.9%	33,805,946	45.9%
Senior Notes	4,058,857	5.3%	—	—	—	—
Bank Borrowings, net	23,743,771	31.1%	18,485,522	25.1%	19,014,051	25.8%
Cash	661,814	0.9%	953,030	1.3%	684,316	0.9%
Total	$76,365,167	100.0%	$73,775,974	100.0%	$73,709,440	100.0%

Equity. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represents all of the Company’s equity and is a continuous offering that allows the Company to raise additional equity as needed. Equity investors are able to redeem equity units, subject to certain restrictions.

The Company’s equity balance at June 30, 2018 was $20.1 million, a decrease of $87,482, or 0.4%, from $20.2 million at December 31, 2017. The decrease in total equity during this period was due to undistributed net income recorded for the period of $1,478,485, and net equity withdrawals of $1,565,967. By comparison, the Company’s equity balance at June 30, 2017 was $19.7 million.

Bank Borrowings. The Company has a $40 million line of credit from Western Alliance Bank. This revolving line of credit is collateralized by all of the Company’s assets, including all of its Portfolio Loans, and is senior in priority to the Senior Notes and the Junior Notes. While the line of credit does provide leverage and a source of low cost capital to make loans, the primary benefit to the Company is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit can also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit is subject to a “borrowing base” limitation. The borrowing base is an amount equal to the lesser of (i) 60 percent of the outstanding balance of the Company’s Portfolio Loans or, (ii) 45 percent of the appraised value of the collateral securing a defined segment of the Company’s Portfolio Loans; subject to certain adjustments and exclusions and subject to a cap of $40 million. At January 1, 2018, the borrowing base was $40 million. Under the line of credit, the Company is also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to equity ratio that does not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity, Junior Notes and Senior Notes); (b) a minimum tangible net worth of $20,000,000; (c) compensating balances of $750,000 in account at Western Alliance Bank; (d) minimum annual profitability of not less than $1 million recorded on a trailing 12 month basis; (e) minimum adjusted equity of $40 million; and (f) a debt service coverage ratio of not less than 2.00 to 1.00. As of June 30, 2018, the Company was in compliance with all of the foregoing financial covenants.

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The following table sets forth the Company’s Bank Borrowings at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Loan portfolio unpaid principal balance (UPB), end of period	$68,254,153	$69,970,319	$68,410,996
Line of credit commitment, end of period	40,000,000	25,000,000	25,000,000
Percentage of UPB, end of period	59%	36%	37%
Line of credit outstanding balance, end of period	23,743,771	18,485,522	19,014,051
Percentage of UPB, end of period	35%	26%	28%
Average loan portfolio UPB, during period	65,433,184	68,569,521	69,673,511
Average line of credit UPB, during period	20,279,378	17,330,039	18,851,999
Percentage of UPB, during period	31%	25%	27%
Average line of credit utilization, during period	51%	77%	79%

For the six months ended June 30, 2018 and 2017, average line of credit utilization during these periods was 51% and 77%, respectively. The maximum available commitment under the line of credit as a percentage of the Company’s unpaid principal balance at end of period was 59% and 36%, respectively. However, the average line of credit utilization during these periods as a percentage of the average unpaid principal balance during the same period was 31% and 25%, respectively.

The Company targets a line of credit utilization rate of 50-70%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Junior Notes. On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. Junior Notes are subordinate to the Senior Notes and Bank Borrowings.

The following table sets forth the Company’s Junior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Total assets	$76,589,916	$73,748,589	$73,828,400
Junior Notes	27,783,080	34,597,566	33,805,946
Percentage of total assets	36%	47%	46%

As of June 30, 2018 and 2017, Junior Notes were $27.8 million (36% of total assets) and $34.6 million (47% of total assets), respectively. By comparison, at December 31, 2017 Junior Notes were $33.8 million (46% of total assets).

Senior Notes. On March 1, 2018, the Company commenced a private debt offering of Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018.

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The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017
Total assets	$76,589,916	$73,748,589	$73,828,400
Senior Notes	4,058,857	—	—
Percentage of total assets	5%	0%	0%

As of June 30, 2018, Senior Notes were $4.1 million (5% of total assets). The Company anticipates that Senior Notes will continue to increase as a percentage of total assets as the Company works to lower its blended cost of capital by increasing the percentage of Senior Notes relative to Junior Notes and equity.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The following table sets forth the Company’s off balance sheet commitments at the dates indicated:

	As of the Six Months Ended June 30,		As of the Year Ended December 31,
	2018	2017	2017
Unpaid principal balance	$68,254,153	$69,970,319	$68,410,996
Unfunded loan balance	10,324,467	9,623,347	7,647,593
Percentage of unpaid principal balance	15%	14%	11%

As of June 30, 2018, the unfunded loan balance as a percentage of the unpaid principal balance (“UPB”) of the Company’s loan portfolio increased $2.7 million, or 35.0%, to $10.3 million (15% of UPB) from $7.6 million (11% of UPB) at December 31, 2017. By comparison, as of June 30, 2017 the unfunded loan balance as a percentage of the UPB of the Company’s loan portfolio was $9.6 million (14% of UPB).

ITEM 2 OTHER INFORMATION

None.

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ITEM 3 FINANCIAL STATEMENTS

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2018 and 2017

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2018	2017

ASSETS

Cash and cash equivalents	$661,814	$684,316
Mortgage interest receivable	687,816	1,257,834
Mortgage loans receivable, net	66,763,317	67,090,684
	68,112,947	69,032,834
Real estate held for sale	8,476,969	4,795,566

Total assets	$76,589,916	$73,828,400

LIABILITIES AND MEMBERS' EQUITY

Liabilities
Accounts payable and other accrued liabilities	$(16,445)	$23,925
Servicer fees payable	168,102	176,575
Incentive fees payable	84,468	62,101
Interest payable	322,616	325,809
Notes payable - junior notes	27,783,080	33,805,946
Notes payable - senior notes	4,058,857	-
Line of credit, net	23,743,771	19,014,051
Deferred interest	327,822	214,866
Total liabilities	56,472,271	53,623,273

Members' equity	20,117,645	20,205,127

Total liabilities and members' equity	$76,589,916	$73,828,400

The accompanying notes are an integral part of these financial statements.

13

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members' Equity

June 30, 2018 and 2017

(unaudited)

_____________________________

	Six Months Ended June 30,
	2018	2017
Revenues
Mortgage interest income	$4,814,813	$5,545,478
Other income	361,255	322,320
Total revenues	5,176,068	5,867,798

Operating expenses
Interest expense	1,794,164	2,185,070
Servicer fees	991,503	1,038,609
Incentive fees	452,135	465,317
Provision for losses on loans	10,000	56,753
Professional fees	242,401	198,133
Real estate holding costs	73,824	244,679
Other	223,864	268,277
Total operating expenses	3,787,891	4,456,838

Other income (expense)
Gain (loss) on sale of real estate held for sale	98,399	8,829
Total other income (expense)	98,399	8,829

Income before income tax and LLC fees	1,486,576	1,419,789
Income tax and LLC fees	8,090	7,457

Net income	$1,478,486	$1,412,332

Members' equity, beginning of year	20,205,127	19,006,249
Members' contributions	1,620,190	3,887,470
Members' earning distributions	(750,762)	(451,488)
Members' capital withdrawals	(2,435,396)	(4,114,707)

Members' equity, end of period	$20,117,645	$19,739,856

The accompanying notes are an integral part of these financial statements.

14

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cashflows

June 30, 2018 and 2017

(unaudited)

_____________________________

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net income	$1,478,486	$1,412,332
Adjustments to reconcile net income to net cash provided by operating activities
Provision for losses on loans	10,000	56,753
Amortization of deferred loan origination fees	(889,221)	(763,014)
Loss (gain) on sales of real estate held for sale	(98,399)	(8,829)
Junior notes interest expense converted to debt	793,840	977,664
Senior notes interest expense converted to debt	22,916
Change in operating assets and liabilities
Mortgage interest receivable	234,551	(44,065)
Accounts payable and other accrued liabilities	(40,370)	(42,562)
Servicer fees payable	(8,473)	(3,413)
Incentive fees payable	22,367	10,847
Interest payable	(3,193)	(29,687)
Deferred interest	112,956	124,273
Net cash provided by operating activities	1,635,460	1,690,299

Cash flows from investing activities
Loans funded	(58,791,802)	(50,885,370)
Principal collected on loans	56,781,450	47,837,413
Improvement costs on real estate held for sale	(1,665,483)	(678,302)
Proceeds from sales of real estate held for sale	1,634,886	1,050,724
Net cash used in investing activities	(2,040,949)	(2,675,535)

Cash flows from financing activities
Borrowings on notes payable - junior notes	2,915,111	1,021,156
Repayments on notes payable - junior notes	(10,591,848)	(3,681,495)
Borrowings on notes payable - senior notes	1,850,000
Repayments on notes payable - senior notes	2,185,941
Net borrowings on line of credit	4,729,720	5,191,012
Members' contributions	1,620,190	3,012,470
Members' earnings distributions	(750,761)	(451,489)
Members' capital withdrawals	(1,575,365)	(3,357,929)
Net cash provided by (used in) financing activities	382,988	1,733,725

Net increase (decrease) in cash and cash equivalents	(22,501)	748,489
Cash and cash equivalents at beginning of year	684,316	204,541
Cash and cash equivalents at end of period	$661,815	$953,030

Supplemental disclosures of cash flow information
Cash paid for interest	$1,797,357	$2,214,757
Cash paid for income tax and LLC fees	$8,090	$7,457

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$3,216,940	$1,216,799
Mortgage interest receivable transferred to real estate held for sale	$335,467	$66,692
Sale of real estate financed with mortgage loan receivable	-	$458,971
Notes payable - converted to members' equity	-	$875,000
Member's equity converted to notes payable	$860,031	$756,778

The accompanying notes are an integral part of these financial statements.

15

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the "Fund") is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the "Manager"). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management's best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. The real estate and mortgage lending financial markets have stabilized with many of the markets for which the Fund has loans and related loan collateral showing signs of appreciating fair values for the years presented. However, should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses could differ significantly from management's current estimates.

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund's lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

16

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Mortgage loans receivable (continued)

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

Activity in the allowance for loan losses was as follows for the six months ended June 30, 2018:

Beginning balance as of December 31, 2017	$890,272

Provision for loan losses	10,000

Write-offs	0

Ending balanced as of June 30, 2018	$900,272

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund's own data.

17

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund's assets and liabilities measured at fair value on a non-recurring basis for the six months ended June 30, 2018:

Item	Level 1	Level 2	Level 3	Total

Real estate owned	$-	$-	$8,476,969	$8,476,969

The following table reflects the Fund's assets and liabilities measured at fair value on a non-recurring basis for the year ended December 31, 2017:

Item	Level 1	Level 2	Level 3	Total

Real estate owned	$-	$-	$4,795,566	$4,795,566

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)	Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)	Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property's estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

18

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate owned

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

Real estate held and used is depreciated on a straight-line basis over the estimated useful life of the property once the asset is placed in service and is being used in operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $590,564 at June 30, 2018 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $889,221 were amortized into income during the first six months of 2018.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund's operations. Due to the calculation of the incentive fee, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are needed in the normal course of the Fund's operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 8% for the odd days within the month the borrowing took place. After the monthly distribution is processed, the subscription fund borrowings, plus any interest accrued thereon, will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund borrowings as of June 30, 2018 and 2017.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

19

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Fund has evaluated its current tax positions and has concluded that as of June 30, 2018, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund's operating agreement provides only general information. Members should refer to the Fund's operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions and incentive fees

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 10% per annum non-guaranteed priority return ("Priority Return") on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 50% to the Fund's members, including the Manager to the extent it holds memberships interests, and 50% to the Manager as an incentive fee. The Manager earned incentive fees of $452,135 during the six months ended June 30, 2018, and $465,317 during the six months ended June 30, 2017 as the Fund's return exceeded the Priority Return in every month during 2017 and 2018.

Reinvestment

Members have the option to compound their proportionate share of the Fund's monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

20

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

3. Fund Provisions (continued)

Liquidity, capital withdrawals and early withdrawals (continued)

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least six (6) months; (ii) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (iii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units or a minimum withdrawal request of 25,000 units, if their capital balance is greater than 50,000 units at the time the withdrawal is honored. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, financial condition, debt covenants, compliance with regulatory and other limitations, such as ERISA thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements or penalties if a member is experiencing undue hardship.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2018:

Outstanding mortgage loans receivable	$68,254,153
Unamortized deferred loan origination fees	(590,564)
Allowance for loan losses	(900,272)

Mortgage loans receivable, net	$66,763,317

Mortgage loans receivable, net, consisted of the following at December 31, 2017:

Outstanding mortgage loans receivable	$68,410,996
Unamortized deferred loan origination fees	(430,040)
Allowance for loan losses	(890,272)

Mortgage loans receivable, net	$67,090,684

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Junior noteholders earn a fixed 8% interest rate on their notes and are secured creditors of the Fund. The notes are secured by all assets of the Fund and are junior to the senior notes and line of credit balance held (see Notes 6 and 7). The junior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes hold a six month maturity. Upon maturity, all junior noteholders have the option to renew their notes for another six month term. As of June 30, 2018 and December 31, 2017 the junior notes payable within the note program held a balance of $27,783,080 and $33,805,946, respectively.

Interest expense on these junior notes amounted to $1,137,886 and 1,710,013 for the six months ended June 30, 2018 and 2017, respectively.

21

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

6. Notes Payable - Senior Notes

The senior note program is a private debt offering by the Fund. Senior noteholders earn a fixed 6% interest rate on their notes and are secured creditors of the Fund. The notes are secured by all assets of the Fund and are only junior to the line of credit balance held (see Note 7). The senior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All senior notes are redeemable at par with 30 days notice to the Fund, subject to certain limitations. The senior note offering commenced during February 2018. As of June 30, 2018, the senior notes payable within the note program held a balance of $4,058,857.

Interest expense on these senior notes amounted to $63,944 and $0 for the six months ended June 30, 2018 and 2017, respectively.

7. Line of Credit

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund's assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000.

The annual interest rate was equal to the greater of 4.75% plus the 90 day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets. The annual interest rate is equal to the greater of 4.50% plus the one month LIBOR rate from time to time in effect or 4.75%. The interest rate as of December 31, 2017 and 2016 was 6.06% and 5.26%, respectively.

On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one month LIBOR plus 4.50% to one month LIBOR plus 4.00%.

As of June 30, 2018 and December 2017, the outstanding balance on the line of credit was $23,861,317 and $19,020,350, and the unamortized origination fees were $117,546 and $6,299, respectively.

Interest expense on the line of credit amounted to $592,334 and $475,057 for the six months ended June 30, 2018 and 2017, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2018 and December 31, 2017.

Line of credit, net, consisted of the following at June 30, 2018:

Line of credit	$23,861,317
Line of credit origination fees	(117,546)

Line of credit, net	$23,743,771

22

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

7. Line of Credit (continued)

Line of credit, net, consisted of the following at December 31, 2017:

Line of credit	$19,020,350
Line of credit origination fees	(6,299)

Line of credit, net	$19,014,051

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six ended June 30, 2018 and 2017, servicing fees earned by the Manager amounted to $991,503 and $1,038,609, respectively. As of June 30, 2018 and December 31, 2017, servicing fees payable to the Manager were $168,102 and $176,575, respectively.

Incentive fees

As described in Note 3, after payment to members of a Priority Return, the Manager is eligible to receive incentive fees. Incentive fees amounted to $452,135 and $465,317 for the six months ended June 30, 2018 and 2017, respectively. As of June 30, 2018 and December 31, 2017, the Fund had a payable to the Manager for incentive fees of $84,468 and $62,101, respectively.

Operating expenses

For the six months ended June 30, 2018 and 2017, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund's statement of income and changes in members' equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2018, there were 219 secured loans outstanding with 133 borrowers with the following characteristics:

Number of secured loans outstanding	219

Total secured loans outstanding	$68,254,153

Average secured loan outstanding	$311,663

Average secured loan as percent of total secured loans	0.46%

Average secured loan as percent of members' equity	1.55%

Largest secured loan outstanding	$2,727,400

Largest secured loan as percent of total secured loans	4.00%

Largest secured loan as percent of members' equity	13.56%

Number of secured loans over 90 days past due and still accruing interest	1

23

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,049,300

Number of secured loans in foreclosure	6

Approximate principal of secured loans in foreclosure	$3,258,071

Number of secured loans on non-accrual status	5

Approximate investment in secured loans on non-accrual status	$3,258,071

Number of secured loans considered to be impaired	0

Approximate investment in secured loans considered to be impaired	$0

Average investment in secured loans considered to be impaired	$0

Approximate amount of foregone interest on loans considered to be impaired	$0

Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$0

Number of secured loans over 90 days past maturity	6

Approximate principal of secured loans over 90 days past maturity	$3,258,071

Number of states where security is located	16

Number of counties where security is located	68

At June 30, 2018, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2018:

State	Loan Balances	Percentage

California	$31,409,956	46.02%
Oregon	13,786,228	20.20%
Illinois	7,368,378	10.80%
Other **	15,689,591	22.98%

Totals	$68,254,153	100.00%

The various counties in which secured property is located are as follows at June 30, 2018:

County	Loan Balances	Percentage

Alameda, California	$12,164,473	17.82%
Multnomah, Oregon	9,079,027	13.30%
Other **	47,010,653	68.88%

Totals	$68,254,153	100.00%

** None of the states or counties included in the "Other" category above include loan concentrations greater than 10%.

24

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

9. Loan Concentrations and Characteristics (continued)

Loans by type of property at June 30, 2018:

Single family residential (1 - 4 units)	$56,749,584
Land/Construction	10,289,601
Multi-family residential (5 or more units)	1,214,968

$68,254,153

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at June 30, 2018:

Current (0 to 30 days)	$64,996,082
31 to 90 days	-
91 days and greater	3,258,071

$68,254,153

At June 30, 2018, all of the Fund's loans carry a term of six to 12 months; therefore the entire loan balance of $68,254,153 is scheduled to mature in 2018 or 2019. The scheduled maturities include 8 loans totaling approximately $3,659,508 which are past maturity at June 30, 2018.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2017, there were 232 secured loans outstanding with 151 borrowers with the following characteristics:

Number of secured loans outstanding	232

Total secured loans outstanding	$68,410,996

Average secured loan outstanding	$294,875

Average secured loan as percent of total secured loans	0.43%

Average secured loan as percent of members' equity	1.46%

Largest secured loan outstanding	$1,523,800

Largest secured loan as percent of total secured loans	2.23%

Largest secured loan as percent of members' equity	7.54%

Number of secured loans over 90 days past due and still accruing interest	8

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$3,500,000

25

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

9. Loan Concentrations and Characteristics (continued)

Number of secured loans in foreclosure	9

Approximate principal of secured loans in foreclosure	$4,500,000

Number of secured loans on non-accrual status	6

Approximate investment in secured loans on non-accrual status	$3,400,000

Number of secured loans considered to be impaired	-

Approximate investment in secured loans considered to be impaired	$-

Average investment in secured loans considered to be impaired	$-

Approximate amount of foregone interest on loans considered to be impaired	$-

Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-

Number of secured loans over 90 days past maturity	9

Approximate principal of secured loans over 90 days past maturity	$5,400,000

Number of states where security is located	17

Number of counties where security is located	61

At December 31, 2017, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2017:

State	Loan Balances	Percentage

California	$26,746,441	39.10%
Oregon	16,181,682	23.65%
Illinois	9,050,185	13.23%
Other **	16,432,718	24.02%

Totals	$68,410,996	100.00%

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at December 31, 2017:

County	Loan Balances	Percentage

Alameda, California	$14,858,394	21.72%
Multnomah, Oregon	8,852,996	12.94%
Cook, Illinois	6,991,661	10.22%
Other **	37,707,945	55.12%

Totals	$68,410,996	100.00%

** None of the states or counties included in the "Other" category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2017:

Single family residential (1 - 4 units)	$52,074,687
Land/Construction	16,312,127
Multi-family residential (5 or more units)	24,182

$68,410,996

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2017:

Current (0 to 30 days)	$60,471,320
31 to 90 days	1,751,300
91 days and greater	6,188,376

$68,410,996

At December 31, 2017, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $68,410,996 is scheduled to mature in 2018. The scheduled maturities for 2018 include 19 loans totaling approximately $7,300,000 which are past maturity at December 31, 2017.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2018 and 2017

(unaudited)

_____________________________

10. Real Estate Owned Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through foreclosure, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2018:

Beginning balance at December 31, 2017	$4,795,566
Costs of real estate acquired through foreclosure	4,150,806
Improvement costs on real estate owned	1,165,483
Sales of real estate	(1,634,886)

Ending balance at June 30, 2018	$8,476,969

The following schedule reflects the net costs of real estate properties acquired through foreclosure, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2017:

Beginning balance at December 31, 2016	$2,925,184
Costs of real estate acquired through foreclosure	1,532,237
Improvement costs	2,084,631
Sales of real estate	(1,746,486)

Ending balance at December 31, 2017	$4,795,566

11. Commitments and Contingencies

Construction loans

At June 30, 2018, the Fund had 136 approved construction loans with a total borrowing limit of approximately $19,597,544. 106 loans had undisbursed construction funds, totaling approximately $10,324,467. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2017, the Fund had 148 approved construction loans with a total borrowing limit of approximately $22,000,000. 94 loans had undisbursed construction funds, totaling approximately $7,650,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

12. Subsequent Events

The Fund has evaluated subsequent events through September 28, 2018 the date the financial statements were available to be issued. No other subsequent events have occurred that would have a material impact on the presentation of the Fund's financial statements.

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ITEM 4 EXHIBITS

Exhibit No.	Description

2.1	Articles of Organization of Iron Bridge Mortgage Fund, LLC *

2.2	Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended *

3.1	Form of Senior Secured Demand Note *

3.2	Form of Senior Secured Demand Note Security Agreement *

3.3	Form of Subordination Agreement between Carr Butterfield, LLC, as Collateral Agent for the holders of Senior Secured Demand Notes and the holders of the Junior Secured Promissory Notes*

3.4	Subordination Agreement among Iron Bridge Mortgage Fund LLC, Iron Bridge Management Group, LLC and Western Alliance Bank dated as of December 22, 2015 *

4.1	Form of Senior Secured Demand Note Subscription Agreement *

4.2	Form of Senior Secured Demand Note Purchase Agreement *

6.1	Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of December 22, 2015 *

6.2	Custodial Agreement by and among Western Alliance Bank, Iron Bridge Mortgage Fund, LLC and U.S. Bank National Association dated as of January 5, 2016 *

6.3	Amendment No. 1 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of March 20, 2017 *

6.4	Amendment No. 2 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of January 1, 2018 *

______________

*	Incorporated by reference to Exhibits to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission (File No. 024-10777)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 28, 2018.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

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